EXHIBIT 4.5
ECOLOGY AND ENVIRONMENT, INC.
1998 Stock Award Plan
Amendment No. 4
1.	Recital: Ecology & Environment, Inc. (the “Company”) had previously adopted the 1998 Stock Award Plan pursuant to a Board of Directors resolution adopted on March 16, 1998 (the “Plan”). On March 3, 1999 the Board of Directors of the Company amended the Plan by increasing the number of shares reserved under the Plan from 12,000 shares of Class A Common Stock to 22,000 shares of Class A Common Stock and on October 26, 2000 the Board of Directors amended the Plan by increasing the number of shares reserved under the Plan from 22,000 to 112,00. On November 8, 2001 the Board again increased the number of shares reserved under the Plan from 112,000 to 163,000. On October 17, 2002 the Board increased the number of shares reserved under the Plan to 200,000.

2.	Amendment of the Plan: Upon the effective date of the Board of Directors resolution adopting this Amendment No. 4 to the Plan, Paragraph 4 of the Plan is hereby restated to read as follows:
3.	Shares Reserved Under the Plan: There is hereby reserved for issuance as Awards under the plan an aggregate of 200,000 shares of Common Stock, par value $0.01, which shall be solely treasury shares.

Any shares subject to Awards may thereafter be subject to a new Awards under this Plan if shares of Common Stock are issued under such Awards and are thereafter reacquired by the Company pursuant to rights reserved by the Company upon issuance thereof.

As hereby amended the Plan remains in full force and effect.
Adopted by the Board of Directors of Ecology and Environment, Inc. effective October 17, 2002.